UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-Forest City Enterprises Inc.

                            Securities Class-common stock class A

                                         CUSIP Number-345550107

                             Event  Requiring Filing -August 2010

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 345550107

                              Reporter- Horizon Asset Management, Inc.
                              Tax ID#13-3776334

                               Place of Organization-New York

                                Number of Shares-sole voting power-8,907,222
                                Sole dispositive power-8,907,222
                                Amount beneficially owned-8,907,222


                                Percent of Class represented by above-6.56%

                                 Type of Reporting Person-IA

Name of Issuer-Forest City Enterprises Inc.
Address of Issuer-1100 Terminal Tower,50 Public Sq.,Cleveland, Ohio 44113

Name of Person Filing-Horizon Asset Management, Inc.
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-New York
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-8,907,222
Percent of class-6.56%
sole voting power-8,907,222
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-8,907,222
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-February 3, 2011
Signature-Andrew M. Fishman
Title-General Counsel